Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 761-3104
E-mail: HarrisonDJEsq@tampabay.rr.com

May 24, 2006

Ms. Pamela A. Long, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549

Re: Irish Mag, Inc.
Third Amendment to Registration Statement on Form SB-2
File No. 333-132791
Filed: May 24, 2006

Dear Ms. Long:

The table below contains Irish Mag, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated May 19, 2006. On behalf of the Company, on May 24, 2006, I transmitted via EDGAR the Company’s Third Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a redlined document in “.pdf” format which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

General
1	We apologize for our redlined version not appearing correctly. The attached pdf redlined version should show our corrections according to your comments.
2

The accountants for the company have provided corrected financials to reflect accurately the stock split, retroactive application of the split, changes to financial notes and per share profit (loss).  We have added disclosure in our SB-2 to provide disclosure throughout that there has been a stock split and that our presentation gives effect to this split retroactively.

3	Our SB-2/A3 has first quarter reviewed financials as required by Item 310(g) of Regulation S-B.
Cover Page of the Prospectus
4	This disclosure has been revised to comply with your comment.
The Offering
5	We revised our document to make disclosure per your request.
Risk Factors
6	We have reviewed the handbook you refer to and have read the same per your request.
(9) Since We Are Selling up to 1,000,000 Shares of Our Common Stock on a Self-Underwritten Basis, Purchasers, If Any, Will Not Have the Benefit of Independent Due Diligence. Page 6
7	This risk factor subheading has been changed and deletion to the disclosure has been made per your comment.
Plan of Distribution, page 16
8	We have deleted this statement according to your comment.
Management's Discussion and Analysis of Financial Condition, page 25
9	Additional disclosure has been added per your request.
Marketing Plan, page 27
10	We have further modified this sentence and the disclosure for clarity.
Item 26. Recent Sales of Unregistered Securities

11	We have revised this disclosure according to your comment.
Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
12	Our Auditors consent has been revised per your comment.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 761-3104.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (7)
1. Irish Mag, Inc. SB-2/A-2
2. Adobe Acrobat (.pdf) Irish Mag, Inc. SB-2/A-3 Red-lined
3. Exhibit 5.3: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.3 Auditors Consent